Exhibit 99.2

WiLAN Acquires Patent Portfolio from Siemens AG

OTTAWA, Canada – July 17, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that it has acquired a global portfolio of more than 40 patents and applications from Siemens AG (“Siemens”) related to telecommunication network management and mobile multimedia. Although the terms of the agreement are confidential, WiLAN can confirm that it does not consider the purchase amount to be material relative to its current cash position.

The acquisition expands WiLAN’s portfolio of patents that relate to fundamental telecommunication technologies. The portfolio specifically relates to features covered in the 3rd Generation Partnership Project (“3GPP”) global mobile broadband standards and those of the European Telecommunications Standards Institute (“ETSI”). It is the first such transaction between WiLAN and Siemens, one of the world’s leading electronics and electrical engineering companies.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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